Via Facsimile and U.S. Mail
Mail Stop 6010

January 4, 2008

John H. Short
President and Chief Executive Officer
RehabCare Group, Inc.
7733 Forsyth Boulevard, 23rd Floor
St. Louis, Missouri 63105

Re: RehabCare Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 14, 2007
File No. 001-14655

Dear Mr. Short:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief